					Exhibit 12
Ratio of earnings to fixed charges

	Year Ended December 31,
	2012	2011	2010	2009	2008

Earnings:
Loss before income taxes and losses from unconsolidated entities	$(362)	$(107)	$(65)	$(27)	$(1,108)

Fixed charges	290	267	260	271	293

Earnings adjusted for fixed charges	(72)	160	195	244	(815)

Fixed charges:
Interest expense	278	257	251	261	283
Portion of rent expense representative of interest (1)	12	10	9	10	10

Total fixed charges	$290	$267	$260	$271	$293

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A

ESTIMATE OF INTEREST WITHIN RENTAL EXPENSE
Total Rent expense	$35	$30	$28	$29	$30
Estimated percentage	33%	33%	33%	33%	33%
Estimated interest within rental expense	12	$10	$9	$10	$10

Deficiency	$362	$107	$65	$27	$1,108

(1) One third of rent expense is deemed to be representative of interest.